PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

May 2, 2012

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II—Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-138490 and 811-21977)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PowerShares Exchange-Traded Fund Trust II (the “Trust” or the “Registrant”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”), relating to the PowerShares Intermediate Build America Bond Portfolio (the “Fund”), to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977).

Post-Effective Amendment No.	Filing Date	Accession Number
150	June 3, 2010	0001104659-10-032263
162	August 17, 2010	0001104659-10-044839
167	September16, 2010	0001104659-10-048852
171	October 15, 2010	0001104659-10-052513
176	November 12, 2010	0001104659-10-058182
186	January 7, 2011	0001104659-11-000840
193	February 4, 2011	0001104659-11-005108
202	March 4, 2011	0001104659-11-012402
210	April 1, 2011	0001104659-11-018243
215	April 29, 2011	0001104659-11-024372
222	May 27, 2011	0001104659-11-031914
227	June 24, 2011	0001104659-11-036340
233	July 21, 2011	0001104659-11-040111
241	August 19, 2011	0001104659-11-047913
250	September 15, 2011	0001104659-11-051923
258	October 14, 2011	0001104659-11-056105
266	November 10, 2011	0001104659-11-063332
269	November 18, 2011	0001104659-11-065142
278	December 16, 2011	0001104659-11-069879

287	January 13, 2012	0001104659-12-001961
296	February 10, 2012	0001104659-12-008429
304	March 9, 2012	0001104659-12-016966
311	April 6, 2012	0001104659-12-024187

The Registrant is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Mark Greer at (312) 807-4393. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Andrew Schlossberg
Title:	Andrew Schlossberg, President